Exhibit 99.1

NYSE:MMA - MMA.INC Confirms BJJLink Deployment at UFC GYM Jiu-Jitsu Studio Locations

BJJLink supports memberships, billing, payments, scheduling, attendance and student progression for UFC GYM’s new standalone Jiu Jitsu studio format

Highlights

●	The first UFC GYM Jiu-Jitsu studio is open in New York with a Florida location opening soon.
●	BJJLink is the management software platform for UFC GYM’s new jiu-jitsu studio network.
●	The platform supports memberships, billing and payment workflows, scheduling, attendance, customer management, curriculum and belt progression.
●	The openings move the partnership from rollout planning into live operations and establish additional recurring software and transaction revenue opportunities for MMA.INC.
●	The capital light model enables BJJLink to participate in studio growth without MMA.INC owning or operating the physical locations.

New York, NY – SEPTEMBER 15, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), a technology platform for the global martial arts and combat sports industry, today announced that its BJJLink platform has been deployed at the first location opened under UFC GYM’s standalone jiu-jitsu studio rollout in New York, with a Florida academy soon to follow.

The New York studio, UFC GYM Jiu-Jitsu // Jiu Livre opened on August 8, 2026, at 383 Fifth Avenue in Manhattan. UFC GYM has described the location as its first standalone jiu-jitsu studio. A second location is expected to open in January 2027 in Florida.

Under MMA.INC’s existing multi-year agreement with UFC GYM, BJJLink provides the operating technology for the new studio format. Its platform brings membership administration, recurring billing, payment orchestration, class scheduling, attendance, customer engagement, curriculum management and belt progression into a single system.

Through MMA.INC’s payments ecosystem, BJJLink serves as the system of record for, and administers, all underlying member transactions, integrating with payment providers selected for each region to optimize adoption, reliability and commercial outcomes.

“The important point for shareholders is that this partnership is now operating in live studio,” said Nick Langton, Founder and Chief Executive Officer of MMA.INC. “BJJLink is providing the day-to-day technology supporting memberships, billing, payments, scheduling, attendance and student progression.”

“This first opening demonstrates how our existing platform can be deployed through established gym and franchise networks. Each additional location has the potential to add recurring software revenue and transaction activity without requiring MMA.INC to own or operate physical gyms.”

A Scalable Market Opportunity

Brazilian jiu-jitsu forms part of a large and fragmented global martial arts economy comprising independent academies, multi-location operators and branded gym networks.

IBISWorld estimated that the United States martial arts studio industry alone comprised approximately 46,600 businesses and generated approximately US$19.4 billion in annual revenue. Its scale and fragmentation create a substantial addressable market for purpose-built academy software, payment infrastructure and operating tools that help academies manage members, transactions and day-to-day operations.

The deployment of BJJLink across the first UFC GYM Jiu-Jitsu studios provides further operating validation for the platform and its ability to support standardized systems across multi-location networks.

Industry data source: IBISWorld, Martial Arts Studios in the US, December 2024.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding MMA.INC’s strategy, plans and objectives; growth and monetization of its platform; conversion of fans into participants; increased penetration of existing users, students, gyms and other platform assets; development, rollout and adoption of products and programs, including XP Passport and the Warrior Training Program; partnerships, geographic expansion, acquisitions, strategic investments and other inorganic growth opportunities; payment volumes; and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

-2-